Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Seventy Seven Energy Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Seventy Seven Energy Inc. and its subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company is actively exploring and evaluating strategic alternatives to reduce the level of the Company’s long-term debt and lower its future cash interest obligations.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it presents deferred financing costs in 2015.

/s/ PricewaterhouseCoopers LLP
Oklahoma City, Oklahoma
February 17, 2016

SEVENTY SEVEN ENERGY INC.

Consolidated Balance Sheets

	December 31,
	2015	2014
	(in thousands)
Assets:
Current Assets:
Cash	$130,648	$891
Accounts receivable, net of allowance of $3,680 and $3,311 at December 31, 2015 and December 31, 2014, respectively	164,721	421,555
Inventory	18,553	25,073
Deferred income tax asset	1,499	7,463
Prepaid expenses and other	17,141	19,072

Total Current Assets	332,562	474,054

Property and Equipment:
Property and equipment, at cost	2,646,446	2,749,886
Less: accumulated depreciation	(1,116,026)	(982,833)

Total Property and Equipment, Net	1,530,420	1,767,053

Other Assets:
Equity method investment	—	7,816
Goodwill	—	27,434
Intangible assets, net	—	5,420
Deferred financing costs	1,238	1,592
Other long-term assets	38,398	6,924

Total Other Assets	39,636	49,186

Total Assets	$1,902,618	$2,290,293

Liabilities and Equity:
Current Liabilities:
Accounts payable	$53,767	$45,657
Current portion of long-term debt	5,000	4,000
Other current liabilities	98,318	215,752

Total Current Liabilities	157,085	265,409

Long-Term Liabilities:
Deferred income tax liabilities	60,623	159,273
Long-term debt, less current maturities	1,564,592	1,572,241
Other long-term liabilities	1,478	2,347

Total Long-Term Liabilities	1,626,693	1,733,861

Commitments and Contingencies (Note 8)
Common stock. $0.01 par value: authorized 250,000,000 shares; issued and outstanding 59,397,831 and 51,158,968 shares at December 31, 2015 and 2014, respectively	594	512
Paid-in capital	350,770	301,644
Accumulated deficit	(232,524)	(11,133)

Total Equity	118,840	291,023

Total Liabilities and Equity	$1,902,618	$2,290,293

The accompanying notes are an integral part of these consolidated financial statements.

SEVENTY SEVEN ENERGY INC.

Consolidated Statements of Operations

	Years Ended December 31,
	2015	2014	2013
	(in thousands)
Revenues:
Revenues	$1,131,244	$2,080,892	$2,188,205
Operating Expenses:
Operating costs	855,870	1,580,353	1,717,709
Depreciation and amortization	295,421	292,912	289,591
General and administrative	112,141	108,139	80,354
Loss on sale of a business	35,027	—	—
Losses (gains) on sales of property and equipment, net	14,656	(6,272)	(2,629)
Impairment of goodwill	27,434	—	—
Impairments and other	18,632	30,764	74,762

Total Operating Expenses	1,359,181	2,005,896	2,159,787

Operating (Loss) Income	(227,937)	74,996	28,418

Other (Expense) Income:
Interest expense	(99,267)	(79,734)	(56,786)
Gains on early extinguishment of debt	18,061	—	—
Loss and impairment from equity investees	(7,928)	(6,094)	(958)
Other income	3,052	664	1,758

Total Other Expense	(86,082)	(85,164)	(55,986)

Loss Before Income Taxes	(314,019)	(10,168)	(27,568)
Income Tax Benefit	(92,628)	(2,189)	(7,833)

Net Loss	$(221,391)	$(7,979)	$(19,735)

Loss Per Common Share (Note 3)

Basic	$(4.42)	$(0.17)	$(0.42)
Diluted	$(4.42)	$(0.17)	$(0.42)

Weighted Average Common Shares Outstanding
Basic	50,096	47,236	46,932
Diluted	50,096	47,236	46,932

The accompanying notes are an integral part of these consolidated financial statements.

SEVENTY SEVEN ENERGY INC.

Consolidated Statements of Changes in Equity

	Common Stock	Common Stock	Paid-in Capital	Owner’s Equity	Accumulated Deficit	Total Stockholders’ / Owner’s Equity
	(Shares)			(in thousands)
Balance at December 31, 2012	—	$—	$—	$596,817	$—	$596,817
Net loss	—	—	—	(19,735)	—	(19,735)
Distributions to Chesapeake, net	—	—	—	(29,890)	—	(29,890)

Balance at December 31, 2013	—	$—	$—	$547,192	$—	$547,192

Net income (loss)	—	—	—	3,154	(11,133)	(7,979)
Contributions from Chesapeake	—	—	—	190,297	—	190,297
Distributions to Chesapeake	—	—	—	(482,001)	—	(482,001)
Reclassification of owner’s equity to paid-in capital	—	—	258,642	(258,642)	—	—
Issuance of common stock at spin-off	46,932	469	(469)	—	—	—
Share-based compensation	4,227	43	43,471	—	—	43,514

Balance at December 31, 2014	51,159	$512	$301,644	$—	$(11,133)	$291,023

Net loss	—	—	—	—	(221,391)	(221,391)
Share-based compensation	8,239	82	49,126	—	—	49,208

Balance at December 31, 2015	59,398	$594	$350,770	$—	$(232,524)	$118,840

The accompanying notes are an integral part of these consolidated financial statements.

SEVENTY SEVEN ENERGY INC.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2015	2014	2013
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
NET LOSS	$(221,391)	$(7,979)	$(19,735)
ADJUSTMENTS TO RECONCILE NET LOSS TO CASH PROVIDED BY OPERATING ACTIVITIES:
Depreciation and amortization	295,421	292,912	289,591
Amortization of sale/leaseback gains	—	(5,414)	(15,995)
Amortization of deferred financing costs	4,623	6,122	2,928
Gains on early extinguishment of debt	(18,061)	—	—
Loss on sale of a business	35,027	—	—
Losses (gains) on sales of property and equipment	14,656	(6,272)	(2,629)
Impairment of goodwill	27,434	—	—
Impairments of long-lived assets	18,632	21,063	52,400
Loss and impairment from equity investees	7,928	6,094	958
Provision for doubtful accounts	1,375	2,887	436
Non-cash compensation	48,509	47,184	—
Deferred income tax benefit	(92,686)	(2,863)	(9,255)
Other	(717)	150	1,641
Changes in operating assets and liabilities,
Accounts receivable	236,977	(81,001)	(12,385)
Inventory	7,099	(6,543)	7,193
Accounts payable	9,109	(11,954)	4,464
Other current liabilities	(89,650)	9,949	38,324
Other	(179)	961	(865)

Net cash provided by operating activities	284,106	265,296	337,071

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment	(205,706)	(457,618)	(349,806)
Proceeds from sales of assets	27,695	88,556	50,602
Proceeds from sale of a business	15,000	—	—
Proceeds from sale of investment	—	—	2,790
Additions to investments	(113)	(675)	(431)
Other	3,457	2,091	28

Net cash used in investing activities	(159,667)	(367,646)	(296,817)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from revolving credit facility	160,100	1,201,400	1,216,900
Payments on revolving credit facility	(210,600)	(1,555,900)	(1,230,100)
Proceeds from issuance of senior notes, net of offering costs	—	493,825	—
Payments to extinguish senior notes	(31,305)	—	—
Proceeds from issuance of term loan, net of issuance costs	94,481	393,879	—
Payments on term loans	(4,750)	(2,000)	—
Deferred financing costs	(784)	(3,597)	—
Distributions to CHK	—	(422,839)	(29,890)
Other	(1,824)	(3,205)	3,287

Net cash provided by (used in) financing activities	5,318	101,563	(39,803)

Net increase (decrease) in cash	129,757	(787)	451
Cash, beginning of period	891	1,678	1,227

Cash, end of period	$130,648	$891	$1,678

SUPPLEMENTAL DISCLOSURE OF SIGNIFICANT NON-CASH INVESTING AND FINANCING ACTIVITIES:
(Decrease) increase in other current liabilities related to purchases of property and equipment	$(20,016)	$18,999	$(54,457)
Note receivable received as consideration for sale of a business	$27,000	$—	$—
Property and equipment distributed to Chesapeake at spin-off	$—	$(792)	$—
Property and equipment contributed from Chesapeake at spin-off	$—	$190,297	$—
SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS:
Interest, net of amount capitalized	$96,730	$54,439	$55,250

The accompanying notes are an integral part of these consolidated financial statements.

SEVENTY SEVEN ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Spin-off and Basis of Presentation

Spin-Off

On June 9, 2014, Chesapeake Energy Corporation (“CHK”) announced that its board of directors approved the spin-off of its oilfield services division through the pro rata distribution of 100% of the shares of common stock of Seventy Seven Energy Inc. (“SSE,” “we,” “us,” “our,” “Company,” or “ours”) to CHK’s shareholders of record as of the close of business on June 19, 2014, the record date. On June 30, 2014, each CHK shareholder received one share of SSE common stock for every fourteen shares of CHK common stock held by such shareholder on the record date, and SSE became an independent, publicly traded company as a result of the distribution. The transactions in which SSE became an independent, publicly traded company, including the distribution, are referred to collectively as the “spin-off”. Prior to the spin-off, we conducted our business as CHK Oilfield Operating, L.L.C. (“COO”), a wholly owned subsidiary of CHK. Following the spin-off, CHK retained no ownership interest in SSE, and each company has separate public ownership, boards of directors and management. A registration statement on Form 10, as amended through the time of its effectiveness, describing the spin-off was filed by SSE with the U.S. Securities and Exchange Commission (“SEC”) and was declared effective on June 17, 2014. On July 1, 2014, SSE stock began trading the “regular-way” on the New York Stock Exchange under the ticker symbol of “SSE”. See Note 14 for further discussion of agreements entered into as part of the spin-off, including a master separation agreement, a transition services agreement, an employee matters agreement and a tax sharing agreement, among others. As part of the spin-off, we completed the following transactions, among others, which we refer to as the “Transactions”:

•	we entered into a new $275.0 million senior secured revolving credit facility (the “credit facility”) and a $400.0 million secured term loan (the “Term Loan”). We used the proceeds from borrowings under these new facilities to repay in full and terminate our $500.0 million senior secured revolving credit facility (the “Old Credit Facility”).

•	we issued new 6.50% senior unsecured notes due 2022 (the “2022 Notes”) and used the net proceeds of approximately $493.8 million to make a cash distribution of approximately $391.0 million to CHK, to repay a portion of outstanding indebtedness under the credit facility and for general corporate purposes.

•	we distributed our compression unit manufacturing and geosteering businesses to CHK.

•	we sold our crude hauling assets to a third party and used a portion of the net proceeds received to make a $30.9 million cash distribution to CHK.

•	CHK transferred to us buildings and real estate used in our business, including property and equipment, at cost of approximately $212.5 million and accumulated depreciation of $22.2 million as of the date of the spin-off.

•	COO transferred all of its existing assets, operations and liabilities, including our 6.625% senior unsecured notes due 2019 (the “2019 Notes”), to Seventy Seven Operating LLC (“SSO”). SSO is an Oklahoma limited liability company, our direct wholly-owned subsidiary and, after giving effect to the Transactions, the owner of all our operating subsidiaries.

•	COO was renamed SSE and converted from a limited liability company to a corporation.

Basis of Presentation

The accompanying consolidated financial statements and related notes include the accounts of SSE and its subsidiaries, all of which are 100% owned. SSE’s accounting and financial reporting policies conform to accounting principles and practices generally accepted in the United States of America (“GAAP”). All significant intercompany accounts and transactions within SSE have been eliminated.

Seventy Seven Finance Inc. (“SSF”) is a 100% owned finance subsidiary of SSE that was incorporated for the purpose of facilitating the offering of SSE’s 2019 Notes (see Note 6). SSF does not have any operations or revenues.

SEVENTY SEVEN ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.	Significant Accounting Policies

Accounting Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting periods. Although management believes these estimates are reasonable, actual results could differ from those estimates. Areas where critical accounting estimates are made by management include:

•	estimated useful lives of assets, which impacts depreciation and amortization of property and equipment;

•	impairment of long-lived assets, goodwill and intangibles;

•	income taxes;

•	accruals related to revenue, expenses, capital costs and contingencies; and

•	cost allocations as described in Note 14.

Risks and Uncertainties

We operate in a highly cyclical industry. The main factor influencing demand for oilfield services is the level of drilling and completions activity by E&P companies, which in turn depends largely on current and anticipated future crude oil and natural gas prices and production depletion rates. Demand for oil and natural gas is cyclical and is subject to large and rapid fluctuations. When oil and natural gas price increases occur, producers increase their capital expenditures, which generally results in greater revenues and profits for oilfield service companies. The increased capital expenditures also ultimately result in greater production, which historically has resulted in increased supplies and reduced prices that, in turn, tends to reduce demand for oilfield services. For these reasons, our results of operations may fluctuate from quarter-to-quarter and from year-to-year.

The sustained decline in commodity prices since mid-2014 has dramatically reduced the level of onshore United States drilling and completions activity and, consequently, the demand for our services. As of December 31, 2015, NYMEX WTI oil spot prices had declined to their lowest levels since 2003 and NYMEX natural gas spot prices had fallen from multi-year highs reached in early 2014. The extent and length of the current down cycle continues to be uncertain and is dependent on a number of economic, geopolitical and monetary policy factors that are outside our control. Until there is a sustained recovery in commodity prices, we expect that reduced equipment utilization levels and pricing pressure across each of our operating segments will persist. If drilling and completions activity remains at depressed levels or worsens, it would likely have a material adverse impact on our business, financial condition, cash flows and results of operations.

We have retained restructuring advisors and are actively exploring and evaluating various strategic alternatives to reduce the level of our long-term debt and lower our future cash interest obligations, including debt repurchases, exchanges of existing debt securities for new debt securities and exchanges or conversions of existing debt securities for new equity securities, among other options. The timing and outcome of these efforts is highly uncertain, and one or more of these alternatives could potentially be consummated, without the consent of any one or more of our current security holders, through voluntary bankruptcy proceedings. Although we believe that we will have adequate liquidity over the next twelve months to operate our business and to meet our cash requirements, based on current market conditions, we believe that a reduction in our long-term debt is needed to improve our financial position and flexibility and to better position us to take advantage of the growth opportunities that are likely to result from the current industry downturn.

In addition, on January 18, 2016, we received notice that we are not in compliance with the continued listing standards of the NYSE because the current trading price for our common stock is below the minimum listing requirements. We intend to take actions to meet the compliance standards for continued listing on the NYSE. However, we cannot guarantee that we will be able to meet the necessary requirements for continued listing, and, therefore, we cannot guarantee that our common stock will remain listed for trading on the NYSE.

SEVENTY SEVEN ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Historically, we have provided a significant percentage of our oilfield services to CHK. For the years ended December 31, 2015, 2014 and 2013, CHK accounted for approximately 70%, 81% and 90%, respectively, of our revenues. As of December 31, 2015 and 2014, CHK accounted for approximately 65% and 77%, respectively, of our accounts receivable. If CHK ceases to engage us on terms that are attractive to us during any future period, our business, financial condition, cash flows and results of operations would be materially adversely affected during such period.

Accounts Receivable

Trade accounts receivable are recorded at the invoice amount and do not bear interest. The majority of our receivables, 65% and 77% at December 31, 2015 and 2014, respectively, are with CHK and its subsidiaries. The allowance for doubtful accounts represents our best estimate for losses that may occur resulting from disputed amounts with our customers and their inability to pay amounts owed. We determine the allowance based on historical write-off experience and information about specific customers. During the years ended December 31, 2015, 2014 and 2013, we recognized $1.4 million, $2.9 million and $0.4 million, respectively, of bad debt expense related to potentially uncollectible receivables. We also recognized reductions to our allowance of $0.5 million, $0.1 million and $0.4 million as we wrote off specific receivables against our allowance for the years ended December 31, 2015, 2014 and 2013, respectively.

Inventory

We value inventory at the lower of cost or market using the average cost method. Average cost is derived from third-party invoices and production cost. Production cost includes material, labor and manufacturing overhead. Inventory primarily consists of proppants and chemicals used in our hydraulic fracturing operations.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation of assets is based on estimates, assumptions and judgments relative to useful lives and salvage values. Upon the disposition of an asset, we eliminate the cost and related accumulated depreciation and include any resulting gain or loss in operating expenses in the consolidated statements of operations. Expenditures for maintenance and repairs that do not add capacity or extend the useful life of an asset are expensed as incurred.

A summary of our property and equipment amounts and useful lives is as follows:

	December 31,		Estimated Useful Life
	2015	2014
	(in thousands)		(in years)
Drilling rigs and related equipment	$1,594,377	$1,521,561	5-15
Hydraulic fracturing equipment	323,989	360,122	2-7
Oilfield rental equipment	324,976	332,085	2-10
Trucks and tractors	77,678	183,511	7
Vehicles	33,478	53,316	3
Buildings and improvements	196,240	202,196	10-39
Land	16,261	21,613	—
Other	79,447	75,482	3-7

Total property and equipment, at cost	2,646,446	2,749,886
Less: accumulated depreciation and amortization	(1,116,026)	(982,833)

Total property and equipment, net	$1,530,420	$1,767,053

Depreciation is calculated using the straight-line method based on the assets’ estimated useful lives and salvage values. These estimates are based on various factors including age (in the case of acquired assets), manufacturing specifications, technological advances and historical data concerning useful lives of similar assets.

We review the estimated useful lives of our property and equipment on an ongoing basis. Based on this review in 2015, we concluded that the estimated useful lives of certain drilling rig components and certain drilling rigs were shorter than the estimated useful lives used for depreciation in our consolidated financial statements. We reflected this useful life change as a change in estimate, effective January 1, 2015, which increased depreciation expense by

SEVENTY SEVEN ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

$13.7 million, increased net loss by $9.7 million and increased our basic and diluted loss per share by $0.19 for the year ended December 31, 2015. Effective July 1, 2014, we concluded that the estimated useful lives of certain of our Tier 2 and Tier 3 drilling rigs were shorter than the estimated useful lives used for depreciation. This change in estimate increased depreciation expense by $3.9 million, increased net loss by $3.0 million and increased basic and diluted loss per share by $0.08 for the year ended December 31, 2014.

Depreciation expense on property and equipment for the years ended December 31, 2015, 2014 and 2013 was $295.1 million, $290.9 million and $285.6 million, respectively. Included in property and equipment are $77.7 million and $139.3 million at December 31, 2015 and 2014, respectively, of assets that are being constructed or have not been placed into service, and therefore are not subject to depreciation.

Interest is capitalized on the average amount of accumulated expenditures for major capital projects under construction using a weighted average interest rate based on our outstanding borrowings until the underlying assets are placed into service. Capitalized interest is added to the cost of the assets and amortized to depreciation expense over the useful life of the assets. During the years ended December 31, 2015, 2014 and 2013, we capitalized interest of approximately $2.3 million, $2.1 million and $1.1 million, respectively.

Impairment of Long-Lived Assets

We review our long-lived assets, such as property and equipment, whenever, in management’s judgment, events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. Factors that might indicate a potential impairment include a significant decrease in the market value of the long-lived asset, a significant change in the long-lived asset’s physical condition, a change in industry conditions or a reduction in cash flows associated with the use of the long-lived asset. If these or other factors indicate the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through analysis of the future undiscounted cash flows of the asset. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset. We measure the fair value of the asset using market prices or, in the absence of market prices, based on an estimate of discounted cash flows.

Investments

Investments in securities are accounted for under the equity method in circumstances where we have the ability to exercise significant influence over the operating and investing policies of the investee but do not have control. Under the equity method, we recognize our share of the investee’s earnings in our consolidated statements of operations. We consolidate all subsidiaries in which we hold a controlling interest.

We evaluate our investments for impairment and recognize a charge to earnings when any identified impairment is determined to be other-than-temporary. See Note 11 for further discussion of investments.

Goodwill, Intangible Assets and Amortization

Goodwill represents the cost in excess of fair value of the net assets of businesses acquired. In 2011, we recorded goodwill in the amount of $27.4 million related to our acquisition of Bronco Drilling Company, Inc. (“Bronco”). This goodwill was assigned to our drilling segment. Goodwill is not amortized. Intangible assets with finite lives are amortized on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized, which is generally on a straight-line basis over an asset’s estimated useful life.

We review goodwill for impairment annually on October 1 or more frequently if events or changes in circumstances indicate that the carrying amount of the reporting unit exceeds its fair value. Circumstances that could indicate a potential impairment include a significant adverse change in the economic or business climate, a significant adverse change in legal factors, an adverse action or assessment by a regulator, unanticipated competition, loss of key personnel and the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed of. Under GAAP, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of one of our reporting units is greater than its carrying amount. If, after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, there is no need to perform any further testing. However, if we conclude otherwise, accounting

SEVENTY SEVEN ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

guidance requires a two-step process for testing impairment. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. Second, if impairment is indicated, the fair value of the reporting unit’s goodwill is determined by allocating the unit’s fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination on the impairment test date. The amount of impairment for goodwill is measured as the excess of the carrying value of the goodwill over its implied fair value.

When estimating fair values of a reporting unit for our goodwill impairment test, we use the income approach. The income approach provides an estimated fair value based on the reporting unit’s anticipated cash flows that are discounted using a weighted average cost of capital rate. Estimated cash flows are primarily based on projected revenues, operating expenses and capital expenditures and are discounted using comparable industry average rates for weighted average cost of capital. For purposes of performing the impairment tests for goodwill, all of our goodwill related to our drilling reporting unit. We performed the two-step process for testing goodwill for impairment on October 1, 2015.

Due to the further deterioration of industry conditions in the fourth quarter of 2015, including the further decline in oil and natural gas prices, the Company determined that there was an indication of impairment present based on the results of the first step of the goodwill impairment test. During the fourth quarter of 2015, we completed our assessment and recognized an impairment loss of $27.4 million on the goodwill associated with the Bronco acquisition.

Deferred Financing Costs

Legal fees and other costs incurred in obtaining financing are amortized over the term of the related debt using a method that approximates the effective interest method. We had gross capitalized costs of $37.3 million and $31.0 million, net of accumulated amortization of $12.4 million and $7.1 million, at December 31, 2015 and 2014, respectively. In 2015, we capitalized costs of $6.3 million associated with the issuance of a Term Loan due 2021. Amortization expense related to deferred financing costs was $4.6 million, $6.1 million and $2.9 million for the years ended December 31, 2015, 2014 and 2013, respectively, and is included in interest expense in the consolidated statements of operations.

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-03, which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the associated debt liability. This standard requires retrospective application. This ASU is effective for annual reporting periods beginning after December 15, 2015. Early adoption is permitted and we elected to adopt ASU 2015-03 effective December 31, 2015. This change in accounting principle is preferable since it allows debt issuance costs and debt issuance discounts to be presented similarly in the consolidated balance sheets as a reduction to the face amount of our debt balances. A retrospective change to the December 31, 2014 consolidated balance sheet as previously presented is required pursuant to ASU 2015-03. The retrospective adjustment to the December 31, 2014 consolidated balance sheet is shown below.

	December 31, 2014
	As Adjusted	Adjustment Effect	As Previously Reported
	(in thousands)
Deferred financing costs(a)	$1,592	$(22,259)	$23,851
Long-term debt, less current maturities	$1,572,241	$22,259	$1,594,500

(a)	The deferred financing costs, as adjusted, were incurred in association with the credit facility (See Note 6).

Accounts Payable

Included in accounts payable at December 31, 2014 are liabilities of $4.5 million representing the amount by which checks issued, but not yet presented to our banks for collection, exceeded balances in applicable bank accounts, considering the legal right of offset.

SEVENTY SEVEN ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Revenue Recognition

We recognize revenue when services are performed, collection of receivables is reasonably assured, persuasive evidence of an arrangement exists and the price is fixed or determinable.

Drilling. We earn revenues by drilling oil and natural gas wells for our customers under daywork contracts. We recognize revenue on daywork contracts for the days completed based on the day rate each contract specifies. Payments received and costs incurred for mobilization services are recognized as earned over the days of mobilization. We also recognize revenue for contract termination fees paid by our customers. Under certain of our contracts, we have agreed to allow customers to pay the termination cost over the life of the contract in lieu of a lump sum, and we refer to a rig in this circumstance as “idle but contracted” or “IBC”. IBC payments are structured to preserve our anticipated operating margins for the affected rigs through the end of the contract terms and are recognized as revenue over the life of the contract.

Hydraulic Fracturing. We recognize revenue upon the completion of each fracturing stage. We typically complete one or more fracturing stages per day per active crew during the course of a job. A stage is considered complete when the customer requests or the job design dictates that pumping discontinue for that stage. Invoices typically include a lump sum equipment charge determined by the rate per stage each contract specifies and product charges for sand, chemicals and other products actually consumed during the course of providing our services.

Oilfield Rentals. We rent many types of oilfield equipment including drill pipe, drill collars, tubing, blowout preventers, frac tanks, mud tanks and environmental containment. We also provide air drilling, flowback services and services associated with the transfer of water to the wellsite for well completions. We price our rentals and services by the day or hour based on the type of equipment rented and the services performed and recognize revenue ratably over the term of the rental.

Former Oilfield Trucking. Oilfield trucking provided rig relocation and logistics services as well as fluid handling services. Our trucks moved drilling rigs, crude oil, and other fluids and construction materials to and from the wellsite and also transported produced water from the wellsite. We priced these services by the hour and volume and recognized revenue as services were performed. As part of the spin-off, we sold our crude hauling business to a third party. During 2015, we sold our drilling rig relocation and logistics business and water hauling assets. As of June 30, 2015, there were no remaining assets or operations in this former segment.

Other Operations. We designed, engineered and fabricated natural gas compression packages, accessories and related equipment that we sold to CHK and other customers. We priced our compression units based on certain specifications such as horsepower, stages and additional options. We recognized revenue upon completion and transfer of ownership of the natural gas compression equipment. As part of the spin-off, we distributed our compression unit manufacturing business to CHK.

Litigation Accruals

We estimate our accruals related to litigation based on the facts and circumstances specific to the litigation and our past experience with similar claims. We estimate our liability related to pending litigation when we believe the amount or a range of the loss can be reasonably estimated. We record our best estimate of a loss when the loss is considered probable. When a loss is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to a lawsuit or claim. As additional information becomes available, we assess the potential liability related to our pending litigation and claims and revise our estimates accordingly.

Environmental Costs

Our operations involve the storage, handling, transport and disposal of bulk waste materials, some of which contain oil, contaminants and regulated substances. These operations are subject to various federal, state and local laws and regulations intended to protect the environment. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. There were no amounts capitalized as of December 31, 2015 and 2014. We record liabilities on an undiscounted basis when remediation efforts are probable and the costs to conduct such remediation efforts can be reasonably estimated.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Leases

We lease rail cars and other property and equipment through various leasing arrangements (see Note 8). When we enter into a leasing arrangement, we analyze the terms of the arrangement to determine its accounting treatment. As of December 31, 2015, all leases have been accounted for as operating leases.

We periodically incur costs to improve the assets that we lease under these arrangements. We record the improvement as a component of property and equipment and amortize the improvement over the shorter of the useful life of the improvement or the remaining lease term.

Share-Based Compensation

Our share-based compensation program consists of restricted stock and stock options granted to employees and restricted stock granted to non-employee directors under the SSE 2014 Incentive Plan (the “2014 Plan”). We recognize in our financial statements the cost of employee services received in exchange for restricted stock and stock options based on the fair value of the equity instruments as of the grant date. In general, this value is amortized over the vesting period; for grants with a non-substantive service condition, this value is recognized immediately. Amounts are recognized in operating costs and general and administrative expenses.

Income Taxes

Through the effective date of the spin-off, our operations were included in the consolidated federal income tax return and other state returns for CHK. The income tax provision for the period before the spin-off has been prepared on a separate return basis for us and all of our subsidiaries. Accordingly, we have recognized deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases for all our subsidiaries as if each entity were a corporation, regardless of its actual characterization for U.S. federal income tax purposes. Our effective tax rate was 29%, 22% and 28% for the years ended December 31, 2015, 2014 and 2013, respectively. Our effective tax rate can fluctuate as a result of the impact of state income taxes, permanent differences and changes in pre-tax income. Effective with the spin-off, we entered into a tax sharing agreement with CHK which governs the respective rights, responsibilities and obligations of each company, for tax periods prior to the spin-off, with respect to the payment of taxes, filing of tax returns, reimbursement of taxes, control of audits and other tax proceedings, liability for taxes that may be triggered as a result of the spin-off and other matters regarding taxes. Following the spin-off, we are not entitled to federal income tax net operating loss (“NOL”) carryforwards that were generated prior to the spin-off and that have historically been reflected in our net deferred income tax liabilities on our consolidated balance sheet. As of the spin-off date, we made an adjustment to our deferred tax liabilities of approximately $178.8 million to reflect the treatment of NOLs under the tax sharing agreement. In connection with the spin-off, we received a one-time step-up in tax basis of our assets due to the tax gain recognized by CHK related to the spin-off in the tax affected amount of approximately $202.6 million.

A valuation allowance for deferred tax assets is recognized when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. To assess that likelihood, we use estimates and judgment regarding our future taxable income, as well as the jurisdiction in which such taxable income is generated, to determine whether a valuation allowance is required. Such evidence can include our current financial position, our results of operations, both actual and forecasted, the reversal of deferred tax liabilities, and tax planning strategies as well as the current and forecasted business economics of our industry. Based on the expected reversal of our recorded deferred tax liabilities, we had no valuation allowance at December 31, 2015 and 2014.

The benefit of an uncertain tax position taken or expected to be taken on an income tax return is recognized in the consolidated financial statements at the largest amount that is more likely than not to be sustained upon examination by the relevant taxing authority. Interest and penalties, if any, related to uncertain tax positions would be recorded in interest expense and other expense, respectively. There were no uncertain tax positions at December 31, 2015 and 2014.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3.	Earnings Per Share

Basic earnings per share is computed using the weighted average number of shares of common stock outstanding and includes the effect of any participating securities as appropriate. Participating securities consist of unvested restricted stock issued to our employees and non-employee directors that provide non-forfeitable dividend rights and are required to be included in the computation of our basic earnings per share using the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities according to dividends declared and participation rights in undistributed earnings. Diluted earnings per share is computed using the weighted average shares outstanding for basic earnings per share, plus the dilutive effect of stock options. The dilutive effect of unvested restricted stock and stock options is determined using the treasury stock method, which assumes the amount of unrecognized compensation expense related to unvested share-based compensation awards is used to repurchase shares at the average market price for the period.

	Years Ended December 31,
	2015	2014	2013
	(in thousands, except per share data)
Basic loss per share:
Allocation of earnings:
Net loss	$(221,391)	$(7,979)	$(19,735)

Weighted average common shares outstanding (a)	50,096	47,236	46,932

Basic loss per share	$(4.42)	$(0.17)	$(0.42)

Diluted loss per share:
Allocation of earnings:
Net loss	$(221,391)	$(7,979)	$(19,735)

Weighted average common shares, including dilutive effect (a)(b)(c)	50,096	47,236	46,932

Diluted loss per share	$(4.42)	$(0.17)	$(0.42)

(a)	46,932,433 shares of our common stock were distributed to CHK shareholders on June 30, 2014 in conjunction with the spin-off. For comparative purposes, and to provide a more meaningful calculation for weighted average shares, we have assumed this amount to be outstanding for periods prior to the spin-off.
(b)	No incremental shares of potentially dilutive restricted stock awards or units were included for periods presented as their effect was antidilutive under the treasury stock method.
(c)	The exercise price of stock options exceeded the average market price of our common stock during the years ended December 31, 2015 and 2014. Therefore, the stock options were not dilutive.

4. Sale of Hodges Trucking Company, L.L.C.

On June 14, 2015, we sold Hodges Trucking Company, L.L.C. (“Hodges”), our previously wholly-owned subsidiary that provided drilling rig relocation and logistics services, to Aveda Transportation and Energy Services Inc. (“Aveda”) for aggregate consideration of $42.0 million. At the time of the sale, Hodges owned 270 rig relocation trucks and 65 cranes and forklifts. The sale did not include the land and buildings used in Hodges’ operations.

The consideration received consisted of $15.0 million in cash and a $27.0 million secured promissory note due June 15, 2020 (the “Note Receivable”). The Note Receivable bears a fixed interest rate of 9.00% per annum, which is payable quarterly in arrears beginning on June 30, 2015. Aveda can, at any time, make prepayments of principal before the maturity date without premium or penalty. The Note Receivable is secured by a second lien on substantially all of Aveda’s fixed assets and accounts receivable. The Note Receivable is presented in other long-term assets on our condensed consolidated balance sheet. During 2015, we recognized interest income of $1.4 million related to the Note Receivable.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

We recognized a loss of $35.0 million on the sale of Hodges. Additionally, during 2015, we recognized $2.1 million of additional stock-based compensation expense related to the vesting of restricted stock held by Hodges employees and $0.6 million of severance-related costs.

Hodges was included in our oilfield trucking segment. The sale of Hodges did not qualify as discontinued operations because the sale did not represent a strategic shift that had or will have a major effect on our operations or financial results.

5. Asset Sales and Impairments and Other

Asset Sales

During 2015, we sold our water hauling assets, which consisted of property and equipment that had a total carrying amount of $12.3 million, for $6.5 million. We sold other ancillary equipment for $21.2 million. During 2014, we sold 28 Tier 3 drilling rigs and ancillary drilling equipment for $44.8 million. We sold our crude hauling assets, which included 124 fluid handling trucks and 122 trailers that had a total carrying amount of $20.7 million, for $43.8 million. During 2013, we sold 14 drilling rigs and ancillary equipment that were not being utilized in our business for $50.6 million, net of selling expenses. We recorded net losses (gains) on sales of property and equipment of approximately $14.7 million, ($6.3) million and ($2.6) million during the years ended December 31, 2015, 2014 and 2013, respectively.

Impairments and Other

A summary of our impairments and other is as follows:

	Years Ended December 31,
	2015	2014	2013
	(in thousands)
Trucking and water disposal equipment	$2,737	$—	$—
Drilling rigs held for sale	—	11,237	23,574
Drilling rigs held for use	5,202	8,366	25,417
Lease termination costs	—	9,701	22,362
Drilling related services equipment	8,687	—	—
Other	2,006	1,460	3,409

Total impairments and other	$18,632	$30,764	$74,762

We recognized $2.7 million of impairment charges during the year ended December 31, 2015 for certain trucking and water disposal equipment that we deemed to be impaired based on expected future cash flows of this equipment. Estimated fair value for the trucking and fluid disposal equipment was determined using significant unobservable inputs (Level 3) based on an income approach.

During the years ended December 31, 2014 and 2013, we recognized $11.2 million and $23.6 million, respectively, of impairment charges for certain drilling rigs and spare equipment we had identified to sell as part of our broader strategy to divest of non-essential drilling rigs. We are required to present such assets at the lower of carrying amount or fair value less the anticipated costs to sell at the time they meet the criteria for held for sale accounting. Estimated fair value was based on the expected sales price, less costs to sell.

We also identified certain drilling rigs during the years ended December 31, 2015, 2014 and 2013 that we deemed to be impaired based on our assessment of future demand and the suitability of the identified rigs in light of this demand. We recorded impairment charges of $5.2 million, $8.4 million and $25.4 million during the years ended December 31, 2015, 2014 and 2013, respectively, related to these drilling rigs. Estimated fair value for these drilling rigs was determined using significant unobservable inputs (Level 3) based on a market approach.

During the year ended December 31, 2014, we purchased 45 leased drilling rigs for approximately $158.4 million and paid lease termination costs of approximately $9.7 million. During the year ended December 31, 2013, we purchased 23 leased drilling rigs for approximately $140.2 million and paid lease termination costs of approximately $22.4 million.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

We recognized $8.7 million of impairment charges during the year ended December 31, 2015 for drilling-related services equipment that we deemed to be impaired based on the expected future cash flows of this equipment. The estimated fair value for the drilling-related services equipment was determined using significant unobservable inputs (Level 3) based on a market approach.

We identified certain other property and equipment during the years ended December 31, 2015, 2014 and 2013 that we deemed to be impaired based on our assessment of the market value and expected future cash flows of the long-lived asset. We recorded impairment charges of $2.0 million, $1.5 million and $3.4 million during the years ended December 31, 2015, 2014 and 2013, respectively, related to these assets. Estimated fair value for this property and equipment was determined using significant unobservable inputs (Level 3) based on an income approach.

The assumptions used in the impairment evaluation for long-lived assets are inherently uncertain and require management’s judgment. A prolonged period of low oil and natural gas prices or continued reductions in capital expenditures by CHK or our other customers would likely have an adverse impact on our utilization and the prices that we receive for our services. This could result in the recognition of future material impairment charges on the same, or additional, property and equipment if future cash flow estimates, based upon information then available to management, indicate that their carrying values are not recoverable.

6.	Debt

As of December 31, 2015 and 2014, our long-term debt consisted of the following:

	December 31,
	2015	2014
	(in thousands)
6.625% Senior Notes due 2019	$650,000	$650,000
6.50% Senior Notes due 2022	450,000	500,000
Term Loans	493,250	398,000
Credit Facility	—	50,500

Total principal amount of debt	1,593,250	1,598,500
Less: Current portion of long-term debt	(5,000)	(4,000)
Less: Unamortized deferred financing costs(a)	(23,658)	(22,259)

Total long-term debt(a)	$1,564,592	$1,572,241

(a)	See Note 2 for applicable disclosures relating to a change in an accounting principle

2019 Senior Notes

In October 2011, we and SSF co-issued $650.0 million in aggregate principal amount of 6.625% Senior Notes due 2019 (the “2019 Notes”). The 2019 Notes will mature on November 15, 2019 and interest is payable semi-annually in arrears on May 15 and November 15 of each year. The 2019 Notes are guaranteed by all of our existing subsidiaries other than certain immaterial subsidiaries and SSF, which is a co-issuer of the 2019 Notes.

We may redeem all or part of the 2019 Notes at the following prices (as a percentage of principal), plus accrued and unpaid interest, if redeemed during the 12-month period beginning on November 15 of the years indicated below:

Year	Redemption Price
2016	101.656%
2017 and thereafter	100.000%

The 2019 Notes are subject to covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to: (1) sell assets; (2) declare dividends or make distributions on our equity interests or purchase or redeem our equity interests; (3) make investments or other specified restricted payments; (4) incur or guarantee additional indebtedness and issue disqualified or preferred equity; (5) create or incur certain liens; (6) enter into agreements that restrict the ability of our restricted subsidiaries to pay dividends, make intercompany loans or transfer assets to us; (7) effect a merger, consolidation or sale of all or substantially all of our assets; (8) enter into

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

transactions with affiliates; and (9) designate subsidiaries as unrestricted subsidiaries. The 2019 Notes also have cross default provisions that apply to other indebtedness SSE or any of its guarantor subsidiaries may have from time to time with an outstanding principal amount of $50.0 million or more. If the 2019 Notes achieve an investment grade rating from either Moody’s Investors Service, Inc. (“Moody’s”) or Standard & Poor’s Rating Services (“S&P”), our obligation to comply with certain of these covenants will be suspended, and if the 2019 Notes achieve an investment grade rating from both Moody’s and S&P, all such covenants will terminate.

2022 Senior Notes

In June, 2014, we issued $500.0 million in aggregate principal amount of 6.50% Senior Notes due 2022 (the “2022 Notes”). The 2022 Notes will mature on July 15, 2022 and interest is payable semi-annually in arrears on July 15 and January 15 of each year. Upon the full repayment of the 2019 Notes, the 2022 Notes will be fully and unconditionally guaranteed on a senior unsecured basis by each of our domestic subsidiaries that has outstanding indebtedness or guarantees in an aggregate principal amount greater than $15.0 million. Prior to the full repayment or refinancing of the 2019 Notes, each of our domestic subsidiaries, if any, that has outstanding indebtedness or guarantees in an aggregate principal amount greater than $15.0 million, other than (i) guarantors of the 2019 Notes, (ii) SSO or (iii) subsidiaries of SSO are required to fully and unconditionally guarantee the 2022 notes on a senior unsecured basis. We do not have any such subsidiaries currently; therefore, the 2022 Notes are not guaranteed.

We may redeem up to 35% of the 2022 Notes with proceeds of certain equity offerings at a redemption price of 106.5% of the principal amount plus accrued and unpaid interest prior to July 15, 2017, subject to certain conditions. Prior to July 15, 2017, we may redeem some or all of the 2022 Notes at a price equal to 100% of the principal amount plus a make-whole premium determined pursuant to a formula set forth in the indenture governing the 2022 Notes, plus accrued and unpaid interest. On or after July 15, 2017, we may redeem all or part of the 2022 Notes at the following prices (as a percentage of principal), plus accrued and unpaid interest, if redeemed during the 12-month period beginning on July 15 of the years indicated below:

Year	Redemption Price
2017	104.875%
2018	103.250%
2019	101.625%
2020 and thereafter	100.000%

The 2022 Notes are subject to covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to: (1) sell assets; (2) declare dividends or make distributions on our equity interests or purchase or redeem our equity interests; (3) make investments or other specified restricted payments; (4) incur or guarantee additional indebtedness and issue disqualified or preferred equity; (5) create or incur certain liens; (6) enter into agreements that restrict the ability of our restricted subsidiaries to pay dividends, make intercompany loans or transfer assets to us; (7) effect a merger, consolidation or sale of all or substantially all of our assets; (8) enter into transactions with affiliates; and (9) designate subsidiaries as unrestricted subsidiaries. The 2022 Notes also have cross default provisions that apply to other indebtedness of SSE and certain of our subsidiaries. If the 2022 Notes achieve an investment grade rating from either Moody’s or S&P, our obligation to comply with certain of these covenants will be suspended, and if the 2022 Notes achieve an investment grade rating from both Moody’s and S&P, all such covenants will terminate.

During 2015, we repurchased and cancelled $50.0 million in aggregate principal amount of the 2022 Notes in multiple transactions for $31.3 million. We recognized gains on extinguishment of debt of $18.1 million, which reflected the accelerated amortization of deferred financing costs of $0.6 million.

Term Loans

In June 2014, we entered into a $400.0 million seven-year term loan credit agreement. Borrowings under the Term Loan bear interest at our option at either (i) the Base Rate, calculated as the greatest of (1) the Bank of America, N.A. prime rate, (2) the federal funds rate plus 0.50% and (3) a one-month London Interbank Offered Rate (“LIBOR”) rate adjusted daily plus 1.00% or (ii) LIBOR, with a floor of 0.75%, plus, in each case, an applicable margin. The applicable margin for borrowings is 2.00% for Base Rate loans and 3.00% for LIBOR loans, depending on whether the Base Rate or LIBOR is used, provided that if and for so long as the leverage ratio is less than a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

certain level and the term loans have certain ratings from each of S&P and Moody’s, such margins will be reduced by 0.25%. As of December 31, 2015, the applicable rate for borrowings under the Term Loan was 3.75%. The Term Loan is repayable in equal consecutive quarterly installments equal to 0.25% (1.00% per annum) of the original principal amount of the Term Loan and will mature in full on June 25, 2021.

Obligations under the Term Loan are guaranteed jointly and severally by all of our present and future direct and indirect wholly-owned material domestic subsidiaries, other than certain excluded subsidiaries. Amounts borrowed under the Term Loan are secured by liens on all of our equity interests in our current and future subsidiaries, and all of our subsidiaries’ present and future real property, equipment (including drilling rigs and frac spread equipment), fixtures and other fixed assets.

We may prepay all or a portion of our Term Loan at any time. Borrowings under our Term Loan may be subject to mandatory prepayments with the net cash proceeds of certain issuances of debt, certain asset sales and other dispositions and certain condemnation events, and with excess cash flow in any calendar year in which our leverage ratio exceeds 3.25 to 1.00. The Term Loan contains various covenants and restrictive provisions which limit our ability to (1) enter into asset sales; (2) incur additional indebtedness; (3) make investments or loans and create liens; (4) pay certain dividends or make other distributions and (5) engage in transactions with affiliates.

In May 2015, we entered into an incremental term supplement to the Term Loan and borrowed an additional $100.0 million in aggregate principal amount (the “Incremental Term Loan”), receiving net proceeds of $94.5 million. Borrowings under the Incremental Term Loan bear interest at our option at either (i) LIBOR, with a floor of 1.00% or (ii) the Base Rate, calculated as the greatest of (1) the Bank of America, N.A. prime rate, (2) the federal funds rate plus 0.50% and (3) a one-month LIBOR rate adjusted daily plus 1.00%, plus, in each case, an applicable margin. The applicable margin for borrowings is 9.00% for LIBOR loans and 8.00% for Base Rate loans, depending on whether the Base Rate or LIBOR is used. As of December 31, 2015, the applicable rate for borrowings under the Incremental Term Loan was 10.00%. The Incremental Term Loan is payable in equal consecutive quarterly installments equal to 0.25% (1.00% per annum) of the original principal amount of the Incremental Term Loan and will mature in full on June 25, 2021.

Credit Facilities

In November 2011, we entered into a five-year senior secured revolving bank credit facility with total commitments of $500.0 million. In connection with the spin-off, we repaid in full borrowings outstanding under this credit facility and terminated this credit facility.

In June 2014, we, through SSO, entered into a five-year senior secured revolving bank credit facility with total commitments of $275.0 million. The maximum amount that we may borrow under the credit facility is subject to the borrowing base, which is based on a percentage of eligible accounts receivable, subject to reserves and other adjustments. As of December 31, 2015, the credit facility had availability of $125.5 million, net of letters of credit of $10.2 million. All obligations under the credit facility are fully and unconditionally guaranteed jointly and severally by SSE, and all of our present and future direct and indirect material domestic subsidiaries. Borrowings under the credit facility are secured by liens on cash and accounts receivable of the borrowers and the guarantors, and bear interest at our option at either (i) the Base Rate, calculated as the greatest of (1) the rate of interest publicly announced by Wells Fargo Bank, National Association, as its “prime rate,” subject to each increase or decrease in such prime rate effective as of the date such change occurs, (2) the federal funds effective rate plus 0.50% and (3) the one-month LIBOR Rate plus 1.00%, each of which is subject to an applicable margin, or (ii) LIBOR, plus, in each case, an applicable margin. The applicable margin ranges from 0.50% to 1.00% per annum for Base Rate loans and 1.50% to 2.00% per annum for LIBOR loans. The unused portion of the credit facility is subject to a commitment fee that varies from 0.250% to 0.375% per annum, according to average unused amounts. Interest on LIBOR loans is payable at the end of the selected interest period, but no less frequently than quarterly. Interest on Base Rate loans is payable monthly in arrears.

The credit facility contains various covenants and restrictive provisions which limit our ability to (1) enter into asset sales; (2) incur additional indebtedness; (3) make investments or loans and create liens; (4) pay certain dividends or make other distributions and (5) engage in transactions with affiliates. The credit facility requires maintenance of a fixed charge coverage ratio based on the ratio of consolidated EBITDA (minus unfinanced capital expenditures) to fixed charges, in each case as defined in the credit facility agreement, at any time availability is

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

below a certain threshold and for a certain period of time thereafter. If we fail to perform our obligations under the agreement, the credit facility could be terminated and any outstanding borrowings under the credit facility may be declared immediately due and payable. The credit facility also contains cross default provisions that apply to our other indebtedness.

7.	Other Current Liabilities

Other current liabilities as of December 31, 2015 and 2014 are detailed below:

	December 31,
	2015	2014
	(in thousands)
Other Current Liabilities:
Accrued expenses	$29,760	$88,538
Payroll related	21,561	47,711
Self-insurance reserves	9,718	14,521
Interest	22,950	25,035
Income, property, sales, use and other taxes	8,336	13,937
Property and equipment	5,993	26,010

Total Other Current Liabilities	$98,318	$215,752

8.	Commitments and Contingencies

Operating Leases

As of December 31, 2015, we were party to five lease agreements with various third parties to utilize 725 lease rail cars for initial terms of five to seven years. Additional rental payments are required for the use of rail cars in excess of the allowable mileage stated in the respective agreement.

As of December 31, 2015, we were also party to various lease agreements for other property and equipment with varying terms.

Aggregate undiscounted minimum future lease payments under our operating leases at December 31, 2015 are presented below:

	Rail Cars	Other	Total
	(in thousands)
2016	$5,298	$1,026	$6,324
2017	2,724	553	3,277
2018	1,430	182	1,612
2019	715	3	718

Total	$10,167	$1,764	$11,931

Rent expense for drilling rigs, real property, rail cars and other property and equipment for the years ended December 31, 2015, 2014 and 2013 was $8.0 million, $35.5 million and $103.9 million, respectively, and was included in operating costs in our consolidated statements of operations.

Other Commitments

Much of the equipment we purchase requires long production lead times. As a result, we typically have outstanding orders and commitments for such equipment. As of December 31, 2015, we had $69.0 million of purchase commitments related to future inventory and capital expenditures that we expect to incur in 2016.

Litigation

We are involved in various lawsuits and disputes incidental to our business operations, including commercial disputes, personal injury claims, property damage claims and contract actions. We record an associated liability when a loss is probable and can be reasonably estimated. Although the outcome of litigation cannot be predicted with certainty, management is of the opinion that no pending or threatened lawsuit or dispute incidental to our

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

business operations is likely to have a material adverse effect on our consolidated financial position, results of operations or cash flows. The final resolution of such matters could exceed amounts accrued and actual results could differ materially from management’s estimates.

Self-Insured Reserves

We are self-insured up to certain retention limits with respect to workers’ compensation and general liability matters. We maintain accruals for self-insurance retentions that we estimate using third-party data and claims history. Included in operating costs is workers’ compensation expense of $4.0 million, $8.3 million and $13.6 million for the years ended December 31, 2015, 2014 and 2013, respectively.

9.	Share-Based Compensation

Prior to the spin-off, our employees participated in the CHK share-based compensation program and received restricted stock, and in the case of senior management, stock options. Effective July 1, 2014, our employees participate in the SSE 2014 Incentive Plan (the “2014 Plan”).

The 2014 Plan authorizes the Compensation Committee of our Board of Directors to grant incentive and nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, cash awards and performance awards. No more than 8.4 million shares of SSE common stock may be issued under the 2014 Plan.

In connection with the spin-off, unvested awards granted under the CHK share-based compensation program were cancelled and substituted as follows:

Each outstanding award of options to purchase shares of CHK common stock was replaced with a substitute award of options to purchase shares of SSE common stock. The substitute awards of options are intended to preserve the intrinsic value of the original option and the ratio of the exercise price to the fair market value of the stock subject to the option.

The CHK restricted stock awards and restricted stock unit awards were replaced with substitute awards in SSE common stock, each of which generally preserved the value of the original award.

Awards granted in connection with the substitution of awards originally issued under the CHK share-based compensation program are a part of the 2014 Plan and reduce the maximum number of shares of common stock available for delivery under the 2014 Plan.

Equity-Classified Awards

Restricted Stock. The fair value of restricted stock awards was determined based on the fair market value of SSE common shares on the date of the grant. This value is amortized over the vesting period.

A summary of the status and changes of the unvested shares of restricted stock under the 2014 Plan is presented below.

	Number of Unvested Restricted Shares	Weighted Average Grant Date Fair Value
	(in thousands)
Unvested shares as of December 31, 2014	3,933	$24.02
Granted	4,003	$4.58
Vested	(1,487)	$21.82
Forfeited	(553)	$18.07

Unvested shares as of December 31, 2015	5,896	$11.93

As of December 31, 2015, there was $38.1 million of total unrecognized compensation cost related to the unvested restricted stock. The cost is expected to be recognized over a weighted average period of approximately twenty-five months.

SEVENTY SEVEN ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Stock Options. CHK granted stock options to our chief executive officer under CHK’s Long-Term Incentive Plan for incentive and retention purposes, which were replaced with a substitute option to purchase shares of SSE common stock in connection with the spin-off. The substitute incentive-based stock options vest ratably over a three-year period and the substitute retention-based stock options will vest one-third on each of the third, fourth and fifth anniversaries of the grant date of the original CHK award. Outstanding options expire ten years from the date of grant of the original CHK award. We have not issued any new stock options, other than the replacement awards, since the spin-off.

The following table provides information related to stock option activity for the year ended December 31, 2015:

	Number of Shares Underlying Options	Weighted Average Exercise Price Per Share	Weighted Average Contract Life in Years	Aggregate Intrinsic Value(a)
	(in thousands)			(in thousands)
Outstanding at January 1, 2015	348	$16.19	9.24	$—
Granted	—	$—	—	$—
Exercised	—	$—	—	$—

Outstanding at December 31, 2015	348	$16.19	7.23	$—

Exercisable at December 31, 2015	89	$16.46	7.28	$—

(a)	The intrinsic value of a stock option is the amount by which the current market value or the market value upon exercise of the underlying stock exceeds the exercise price of the option.

As of December 31, 2015, there was $0.4 million of total unrecognized compensation cost related to stock options. The cost is expected to be recognized over a weighted average period of approximately eleven months.

Through the date of the spin-off we were charged by CHK for share-based compensation expense related to our direct employees. Pursuant to the employee matters agreement with CHK, our employees received a new award under the 2014 Plan in substitution for each unvested CHK award then held (which were cancelled). We recorded a non-recurring credit of $10.5 million to operating costs and general and administrative expenses during the second quarter of 2014 as a result of the cancellation of the unvested CHK awards.

Included in operating costs and general administrative expenses is stock-based compensation expense of $38.5 million, $29.8 million and $13.2 million for the years ended December 31, 2015, 2014 and 2013. Prior to the spin-off, we reimbursed CHK for these costs in accordance with the administrative services agreement. To the extent the compensation cost relates to employees indirectly involved in oilfield services operations, such amounts were charged to us through an overhead allocation and are reflected as general and administrative expenses.

Other

Performance Share Units. CHK granted performance share units (“PSUs”) to our chief executive officer under CHK’s Long Term Incentive Plan that includes both an internal performance measure and external market condition as it relates to CHK. Following the spin-off, compensation expense is recognized through the changes in fair value of the PSUs over the vesting period with a corresponding adjustment to equity and any related cash obligations are the responsibility of CHK. We recognized (credits) expenses of ($1.6) million, ($0.4) million and $1.4 million related to these PSUs for the years ended December 31, 2015, 2014 and 2013, respectively.

10.	Income Taxes

The components of income tax (benefit) expense for each of the periods presented below are as follows:

	Years Ended December 31,
	2015	2014	2013
	(in thousands)
Current	$58	$674	$1,422
Deferred	(92,686)	(2,863)	(9,255)

Total	$(92,628)	$(2,189)	$(7,833)

SEVENTY SEVEN ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The effective income benefit differed from the computed “expected” federal income tax expense on earnings before income taxes for the following reasons:

	Years Ended December 31,
	2015	2014	2013
	(in thousands)
Income tax benefit at the federal statutory rate (35%)	$(109,906)	$(3,559)	$(9,649)
State income taxes (net of federal income tax benefit)	(4,118)	538	677
Stock-based compensation shortfall	8,967	—	—
Goodwill impairment	9,602	—	—
Other permanent differences	2,518	601	1,369
Effect of change in state taxes	(23)	—	—
Other	332	231	(230)

Total	$(92,628)	$(2,189)	$(7,833)

Deferred income taxes are provided to reflect temporary differences in the basis of net assets for income tax and financial reporting purposes. As of the spin-off date, we made an adjustment to our deferred tax liabilities of approximately $178.8 million to reflect the treatment of federal income tax NOL carryforwards under the tax sharing agreement. In connection with the spin-off, we received a one-time step-up in tax basis of our assets due to the tax gain recognized by CHK related to the spin-off in the tax-effected amount of approximately $202.6 million. The tax-effected temporary differences and tax loss carryforwards which comprise deferred taxes are as follows:

	Years Ended December 31,
	2015	2014
	(in thousands)
Deferred tax liabilities:
Property and equipment	$(242,879)	$(230,480)
Intangible assets	(1,551)	(2,032)
Prepaid expenses	(3,580)	(4,262)
Other	(1,121)	(779)

Deferred tax liabilities	(249,131)	(237,553)

Deferred tax assets:
Net operating loss carryforwards	172,822	62,826
Deferred stock compensation	10,035	9,682
Accrued liabilities	3,231	9,840
Other	3,919	3,395

Deferred tax assets	190,007	85,743

Net deferred tax liability	$(59,124)	$(151,810)

Reflected in accompanying balance sheets as:
Current deferred income tax asset	$1,499	$7,463
Non-current deferred income tax liability	(60,623)	(159,273)

Total	$(59,124)	$(151,810)

At December 31, 2015, SSE had NOL carryforwards of approximately $469.5 million. The NOL carryforwards expire from 2034 through 2035. The value of these carryforwards depends on the ability of SSE to generate taxable income. We considered both positive and negative evidence in our determination of the need for valuation allowances for the deferred tax assets associated with our NOLs and other deferred tax assets. We determined it is more likely than not that our NOLs and other deferred tax assets will be utilized, and accordingly no valuation allowance has been recorded. However, some or all of these NOLs could expire unused if we are unable to generate sufficient taxable income in the future to utilize them or we enter into transactions that limit our right to use them. We have retained restructuring advisors and are actively exploring and evaluating various strategic alternatives to reduce the level of our long-term debt and lower our future cash interest obligations, including debt repurchases, exchanges of existing debt securities for new debt securities and exchanges or conversions of existing debt securities into new equity securities, among other options. The outcome of these efforts could potentially reduce our NOLs or limit the use of them in the future. If it became more likely than not NOLs would expire unused, we would have to create a valuation allowance to reflect this fact, which could materially increase our income tax expense, and therefore, adversely affect our results of operations in the period in which it is recorded. We will continue to assess the need for a valuation allowance in the future.

SEVENTY SEVEN ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

11.	Equity Method Investment

We own 49% of the membership interest in Maalt Specialized Bulk, L.L.C. (“Maalt”). Maalt provides bulk transportation, transloading and sand hauling services, and its assets consist primarily of trucks and trailers. We recorded equity method adjustments to our investment of $0.9 million, ($1.6) million and $0.2 million for our share of Maalt’s income (loss) for the years ended December 31, 2015, 2014 and 2013, respectively. We also made additional investments of $0.1 million, $0.7 million and $0.4 million during the years ended December 31, 2015, 2014 and 2013, respectively.

We review our equity method investments for impairment whenever certain impairment indicators exist, including the absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. A loss in value of an investment which is other than a temporary decline should be recognized. Due to further deterioration of industry conditions in the fourth quarter of 2015, we determined that there were indications of impairment present. We estimated that the fair value of our investment in Maalt was zero as of December 31, 2015, resulting in a non-cash impairment charge of $8.8 million for the year ended December 31, 2015. We also recognized a non-cash impairment charge of $4.5 million for the year ended December 31, 2014. The impairment charges are included in loss and impairment from equity investees in our condensed consolidated statements of operations. Estimated fair value for our investment in Maalt was determined using significant unobservable inputs (Level 3) based on an income approach.

12.	Fair Value Measurements

The fair value measurement standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (referred to as an “exit price”). Authoritative guidance on fair value measurements and disclosures clarifies that a fair value measurement for a liability should reflect the entity’s non-performance risk. In addition, a fair value hierarchy is established that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1- Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2- Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability. This category includes quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3- Measured based on prices or valuation models that require inputs that are both significant to the fair value measurement and less observable from objective sources.

Fair Value on Recurring Basis

The carrying values of cash, trade receivables and trade payables are considered to be representative of their respective fair values due to the short-term nature of these instruments.

Fair Value on Non-Recurring Basis

Fair value measurements were applied with respect to our non-financial assets and liabilities measured on a non-recurring basis, which consist primarily of impairments on long-lived assets, goodwill and an equity method investment based on Level 3 inputs. See Notes 2, 5 and 11 for additional discussion.

SEVENTY SEVEN ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Fair Value of Other Financial Instruments

The fair value of our note receivable and debt, as shown in the table below, are the estimated amounts a market participant would have to pay to purchase the note receivable or our debt, including any premium or discount attributable to the difference between the stated interest rate and market rate of interest at the balance sheet date. Fair values are based on quoted market prices or average valuations of similar debt instruments at the balance sheet date for those debt instruments for which quoted market prices are not available. Estimated fair values are determined by using available market information and valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

	December 31, 2015		December 31, 2014
	Carrying Amount (a)	Fair Value (Level 2)	Carrying Amount (a)	Fair Value (Level 2)
	(in thousands)
Financial assets:
Note Receivable	$27,000	$17,842	$—	$—
Financial liabilities:
6.625% Senior Notes due 2019	$642,713	$221,975	$640,832	$519,188
6.50% Senior Notes due 2022	$444,701	$71,865	$493,260	$296,250
Term Loans	$482,178	$371,080	$391,649	$379,095
Credit Facility	$—	$—	$50,500	$47,407

Less: Current portion of long-term debt	$5,000		$4,000

Total long-term debt(a)	$1,564,592		$1,572,241

(a)	See Note 2 for applicable disclosures relating to a change in an accounting principle

13.	Concentration of Credit Risk and Major Customers

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and trade receivables. Accounts receivable from CHK and its affiliates were $109.6 million and $326.7 million as of December 31, 2015 and December 31, 2014, or 65% and 77%, respectively, of our total accounts receivable. Revenues from CHK and its affiliates were $789.5 million, $1.676 billion and $1.960 billion for the years ended December 31, 2015, 2014 and 2013, or 70%, 81% and 90%, respectively, of our total revenues. We believe that the loss of this customer would have a material adverse effect on our operating results as there can be no assurance that replacement customers would be identified and accessed in a timely fashion.

14.	Transactions with CHK

Prior to the completion of our spin-off on June 30, 2014, we were a wholly owned subsidiary of CHK, and transactions between us and CHK (including its subsidiaries) were considered to be transactions with affiliates. Subsequent to June 30, 2014, CHK and its subsidiaries are not considered affiliates of us or any of our subsidiaries. We have disclosed below all agreements entered into between us and CHK prior to the completion of our spin-off.

On June 25, 2014, we entered into a master separation agreement and several other agreements with CHK as part of the spin-off. The master separation agreement entered into between CHK and us governs the separation of our businesses from CHK, the distribution of our shares to CHK shareholders and other matters related to CHK’s relationship with us, including cross-indemnities between us and CHK. In general, CHK agreed to indemnify us for any liabilities relating to CHK’s business and we agreed to indemnify CHK for any liabilities relating to our business.

On June 25, 2014, we entered into a tax sharing agreement with CHK, which governs the respective rights, responsibilities and obligations of CHK and us with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and certain other matters regarding taxes.

SEVENTY SEVEN ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

On June 25, 2014, we entered into an employee matters agreement with CHK providing that each company has responsibility for our own employees and compensation plans. The agreement also contains provisions concerning benefit protection for both SSE and CHK employees, treatment of holders of CHK stock options, restricted stock, restricted stock units and performance share units, and cooperation between us and CHK in the sharing of employee information and maintenance of confidentiality.

On June 25, 2014, we entered into a transition services agreement with CHK under which CHK provided or made available to us various administrative services and assets for specified periods beginning on the distribution date. In consideration for such services, we paid CHK certain fees, a portion of which was a flat fee, generally in amounts intended to allow CHK to recover all of its direct and indirect costs incurred in providing those services. These charges from CHK were $8.3 million and $18.0 million for the years ended December 31, 2015 and 2014, respectively. This agreement was terminated during the second quarter of 2015.

We are party to a master services agreement with CHK pursuant to which we provide drilling and other services and supply materials and equipment to CHK. Drilling services are typically provided pursuant to rig-specific daywork drilling contracts similar to those we use for other customers. The specific terms of each request for other services are typically set forth in a field ticket, purchase order or work order. The master services agreement contains general terms and provisions, including minimum insurance coverage amounts that we are required to maintain and confidentiality obligations with respect to CHK’s business, and allocates certain operational risks between CHK and us through indemnity provisions. The master services agreement will remain in effect until we or CHK provides 30 days written notice of termination, although such agreement may not be terminated during the term of the services agreement described below.

Prior to the spin-off, we were party to a services agreement with CHK under which CHK guaranteed the utilization of a portion of our drilling rig and hydraulic fracturing fleets during the term of the agreement. In connection with the spin-off, we entered into new services agreements with CHK which supplements the master services agreement. Under the new services agreement, CHK is required to utilize the lesser of (i) seven, five and three of our hydraulic fracturing crews in years one, two and three of the agreement, respectively, or (ii) 50% of the total number of all hydraulic fracturing crews working for CHK in all its operating regions during the respective year. CHK is required to utilize our hydraulic fracturing services for a minimum number of stages as set forth in the agreement. CHK is entitled to terminate the agreement in certain situations, including in the event we fail to materially comply with the overall quality of service provided by similar service providers. Additionally, CHK’s requirement to utilize our services may be suspended under certain circumstances, such as if we are unable to timely accept and supply services ordered by CHK or as a result of a force majeure event.

In connection with the spin-off, we entered into rig-specific daywork drilling contracts with CHK for the provision of drilling services. The drilling contracts had a commencement date of July 1, 2014 and terms ranging from three months to three years. CHK has the right to terminate the drilling contracts under certain circumstances.

Prior to the spin-off, we were party to a facilities lease agreement with CHK pursuant to which we leased a number of the storage yards and physical facilities out of which we conduct our operations. We incurred $8.2 million and $16.5 million and of lease expense for the years ended December 31, 2014 and 2013, respectively, under this facilities lease agreement. In connection with the spin-off, we acquired the property subject to the facilities lease agreement, and the facilities lease agreement was terminated.

Prior to the spin-off, CHK provided us with general and administrative services and the services of its employees pursuant to an administrative services agreement. These services included legal, accounting, treasury, environmental, safety, information technology and other corporate services. In return for the general and administrative services provided by CHK, we reimbursed CHK on a monthly basis for the overhead expenses incurred by CHK on our behalf in accordance with its allocation policy, which included costs and expenses incurred in connection with the provision of any of the services under the agreement, including the wages and benefits of CHK employees who perform services on our behalf. The administrative expense allocation was determined by multiplying revenues by a percentage determined by CHK based on the historical average of costs incurred on our behalf. All of the administrative cost allocations were based on assumptions that management believes are reasonable; however, these allocations are not necessarily indicative of the costs and expenses that would have resulted if we had been operating as a stand-alone entity. These charges from CHK were $26.8 million and $55.5 million for the years ended December 31, 2014 and 2013, respectively. In connection with the spin-off, we terminated the administrative services agreement and entered into the transition services agreement described above.

SEVENTY SEVEN ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

15.	Segment Information

As of December 31, 2015, our revenues, income (loss) before income taxes and identifiable assets are primarily attributable to three reportable segments. Each of these segments represents a distinct type of business. These segments have separate management teams which report to our chief operating decision maker. The results of operations in these segments are regularly reviewed by our chief operating decision maker for purposes of determining resource allocation and assessing performance. Management evaluates the performance of our segments based upon earnings before interest, taxes, depreciation and amortization, as further adjusted to add back nonrecurring items. The following is a description of the segments and other operations:

Drilling. Our drilling segment provides land drilling services for oil and natural gas E&P activities. As of December 31, 2015, we owned a fleet of 91 land drilling rigs.

Hydraulic Fracturing. Our hydraulic fracturing segment provides hydraulic fracturing and other well stimulation services. Currently, we own 11 hydraulic fracturing fleets with an aggregate of 440,000 horsepower.

Oilfield Rentals. Our oilfield rentals segment provides premium rental tools for land-based oil and natural gas drilling, completion and workover activities.

Former Oilfield Trucking. Our oilfield trucking segment provided drilling rig relocation and logistics services as well as fluid handling services. During the second quarter of 2015, we sold Hodges and our water hauling assets. As part of the spin-off, we sold our crude hauling assets to a third party. As of June 30, 2015, there were no remaining assets or operations in the oilfield trucking segment. Our former oilfield trucking segment’s historical results for periods prior to the sale continue to be included in our historical financial results as a component of continuing operations as reflected in the tables below.

Other Operations. Prior to the spin-off, our other operations consisted primarily of our compression unit manufacturing business and corporate functions, including our 2019 Notes, 2022 Notes, Term Loans and credit facilities. As part of the spin-off, we distributed our compression unit manufacturing business to CHK.

	Drilling	Hydraulic Fracturing	Oilfield Rentals	Former Oilfield Trucking	Other Operations	Intercompany Eliminations	Consolidated Total
	(in thousands)
For The Year Ended December 31, 2015:
Revenues	$437,749	$575,495	$77,292	$45,512	$8,461	$(13,265)	$1,131,244
Intersegment revenues	(1,345)	—	(705)	(2,773)	(8,442)	13,265	—

Total revenues	$436,404	$575,495	$76,587	$42,739	$19	$—	$1,131,244

Depreciation and amortization	163,380	70,605	41,049	8,787	11,600	—	295,421
Losses (gains) on sales of property and equipment, net	10,566	230	(1,780)	5,728	(88)	—	14,656
Impairment of goodwill	27,434	—	—	—	—	—	27,434
Impairments and other	14,329	—	—	2,737	1,566	—	18,632
Gains on early extinguishment of debt	—	—	—	—	18,061	—	18,061
Interest expense	—	—	—	—	(99,267)	—	(99,267)
Loss and impairment from equity investees	—	(7,928)	—	—	—	—	(7,928)
Other income	813	1,201	68	16	954	—	3,052
Loss Before Income Taxes	$(43,195)	$(22,680)	$(40,216)	$(38,420)	$(169,508)	$—	$(314,019)
Total Assets	$1,144,144	$291,584	$92,588	$—	$374,302	$—	$1,902,618
Capital Expenditures	$153,279	$32,743	$6,706	$—	$12,978	$—	$205,706

For The Year Ended December 31, 2014:
Revenues	$774,888	$885,907	$154,416	$195,618	$109,942	$(39,879)	$2,080,892
Intersegment revenues	(358)	—	(1,296)	(5,139)	(33,086)	39,879	—

Total revenues	$774,530	$885,907	$153,120	$190,479	$76,856	$—	$2,080,892

Depreciation and amortization	140,884	72,105	52,680	21,817	5,426	—	292,912
Losses (gains) on sales of property and equipment, net	17,931	(17)	(2,355)	(21,853)	22	—	(6,272)
Impairments and other(a)	29,602	207	955	—	—	—	30,764
Interest expense	—	—	—	—	(79,734)	—	(79,734)
Loss and impairment from equity investees	—	(6,094)	—	—	—	—	(6,094)
Other income (expense)	364	60	179	226	(165)	—	664
Income (Loss) Before Income Taxes	$79,999	$63,548	$(2,459)	$6,359	$(157,615)	$—	$(10,168)
Total Assets	$1,322,160	$449,966	$155,683	$138,909	$224,754	$(1,179)	$2,290,293
Capital Expenditures	$373,353	$37,211	$22,337	$3,599	$21,118	$—	$457,618

For The Year Ended December 31, 2013:
Revenues	$745,800	$897,809	$161,676	$250,495	$165,500	$(33,075)	$2,188,205
Intersegment revenues	(4,988)	—	(1,435)	(6,115)	(20,537)	33,075	—

Total revenues	$740,812	$897,809	$160,241	$244,380	$144,963	$—	$2,188,205

SEVENTY SEVEN ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Drilling	Hydraulic Fracturing	Oilfield Rentals	Former Oilfield Trucking	Other Operations	Intercompany Eliminations	Consolidated Total
	(in thousands)
Depreciation and amortization	133,785	69,507	59,559	25,870	870	—	289,591
Losses (gains) on sales of property and equipment, net	663	—	(1,146)	(2,249)	103	—	(2,629)
Impairments and other(a)	71,548	—	1	—	3,213	—	74,762
Interest expense	—	—	—	—	(56,786)	—	(56,786)
Loss and impairment from equity investees	—	159	—	(1,117)	—	—	(958)
Other (expense) income	(231)	254	1,129	184	422	—	1,758
(Loss) income Before Income Taxes	$(26,360)	$67,224	$(2,544)	$5,555	$(71,443)	$—	$(27,568)
Total Assets	$1,134,026	$454,559	$184,285	$204,386	$44,384	$(5,795)	$2,015,845
Capital Expenditures	$284,354	$41,286	$16,925	$3,712	$3,529	$—	$349,806

(a)	Includes lease termination costs of $9.7 million and $22.4 million for the years ended December 31, 2014 and 2013, respectively.

16.	Condensed Consolidating Financial Information

In October 2011, we issued and sold the 2019 Senior Notes with an aggregate principal amount of $650.0 million (see Note 6). In connection with the spin-off, COO transferred all of its assets, operations, and liabilities, including the 2019 Notes, to SSO, which has been reflected retrospectively in the consolidating financial information. Pursuant to the Indenture governing the 2019 Notes, such notes are fully and unconditionally and jointly and severally guaranteed by SSO’s parent, SSE, and all of SSO’s material subsidiaries, other than SSF, which is a co-issuer of the 2019 Notes. Each of the subsidiary guarantors is 100% owned by SSO and there are no material subsidiaries of SSO other than the subsidiary guarantors. SSF and Western Wisconsin Sand Company, LLC are minor non-guarantor subsidiaries whose condensed consolidating financial information is included with the subsidiary guarantors. SSE and SSO have independent assets and operations. There are no significant restrictions on the ability of SSO or any subsidiary guarantor to obtain funds from its subsidiaries by dividend or loan.

Set forth below are condensed consolidating financial statements for SSE (“Parent”) and SSO (“Subsidiary Issuer”) on a stand-alone, unconsolidated basis, and its combined guarantor subsidiaries as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013. The financial information may not necessarily be indicative of results of operations, cash flows or financial position had the subsidiaries operated as independent entities.

SEVENTY SEVEN ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2015

(in thousands)

	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Eliminations	Consolidated
Assets:
Current Assets:
Cash	$46	$130,602	$—	$—	$130,648
Accounts receivable	—	138	164,583	—	164,721
Inventory	—	—	18,553	—	18,553
Deferred income tax asset	—	376	1,123	—	1,499
Prepaid expenses and other	20	37,523	9,324	(29,726)	17,141

Total Current Assets	66	168,639	193,583	(29,726)	332,562

Property and Equipment:
Property and equipment, at cost	—	31,265	2,615,181	—	2,646,446
Less: accumulated depreciation	—	(4,958)	(1,111,068)	—	(1,116,026)

Total Property and Equipment, Net	—	26,307	1,504,113	—	1,530,420

Other Assets:
Deferred financing costs, net	—	1,238	—	—	1,238
Other long-term assets	2,575	114,087	10,901	(89,165)	38,398
Investments in subsidiaries and intercompany advances	575,089	1,415,997	—	(1,991,086)	—

Total Other Assets	577,664	1,531,322	10,901	(2,080,251)	39,636

Total Assets	$577,730	$1,726,268	$1,708,597	$(2,109,977)	$1,902,618

Liabilities and Equity:
Current Liabilities:
Accounts payable	$58	$517	$53,192	$—	$53,767
Current portion of long-term debt	—	5,000	—	—	5,000
Other current liabilities	14,131	25,276	88,637	(29,726)	98,318

Total Current Liabilities	14,189	30,793	141,829	(29,726)	157,085

Long-Term Liabilities:
Deferred income tax liabilities	—	—	149,788	(89,165)	60,623
Long-term debt, less current maturities	444,701	1,119,891	—	—	1,564,592
Other long-term liabilities	—	495	983	—	1,478

Total Long-Term Liabilities	444,701	1,120,386	150,771	(89,165)	1,626,693

Total Equity	118,840	575,089	1,415,997	(1,991,086)	118,840

Total Liabilities and Equity	$577,730	$1,726,268	$1,708,597	$(2,109,977)	$1,902,618

SEVENTY SEVEN ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2014

(in thousands)

	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Eliminations	Consolidated
Assets:
Current Assets:
Cash	$77	$733	$81	$—	$891
Accounts receivable	—	4	421,551	—	421,555
Inventory	—	—	25,073	—	25,073
Deferred income tax asset	—	2,091	6,029	(657)	7,463
Prepaid expenses and other	—	5,309	13,763	—	19,072

Total Current Assets	77	8,137	466,497	(657)	474,054

Property and Equipment:
Property and equipment, at cost	—	22,397	2,727,489	—	2,749,886
Less: accumulated depreciation	—	(643)	(982,190)	—	(982,833)

Total Property and Equipment, Net	—	21,754	1,745,299	—	1,767,053

Other Assets:
Equity method investment	—	—	7,816	—	7,816
Goodwill	—	—	27,434	—	27,434
Intangible assets, net	—	—	5,420	—	5,420
Deferred financing costs, net	—	1,592	—	—	1,592
Other long-term assets	—	38,950	5,731	(37,757)	6,924
Investments in subsidiaries and intercompany advances	803,383	1,853,480	—	(2,656,863)	—

Total Other Assets	803,383	1,894,022	46,401	(2,694,620)	49,186

Total Assets	$803,460	$1,923,913	$2,258,197	$(2,695,277)	$2,290,293

Liabilities and Equity:
Current Liabilities:
Accounts payable	$—	$6,579	$39,078	$—	$45,657
Current portion of long-term debt	—	4,000	—	—	4,000
Other current liabilities	18,032	29,776	168,601	(657)	215,752

Total Current Liabilities	18,032	40,355	207,679	(657)	265,409

Long-Term Liabilities:
Deferred income tax liabilities	1,145	—	195,885	(37,757)	159,273
Long-term debt	493,260	1,078,981	—	—	1,572,241
Other long-term liabilities	—	1,194	1,153	—	2,347

Total Long-Term Liabilities	494,405	1,080,175	197,038	(37,757)	1,733,861

Total Equity	291,023	803,383	1,853,480	(2,656,863)	291,023

Total Liabilities and Equity	$803,460	$1,923,913	$2,258,197	$(2,695,277)	$2,290,293

SEVENTY SEVEN ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

(in thousands)

	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Revenues	$—	$3	$1,135,347	$(4,106)	$1,131,244
Operating Expenses:
Operating costs	—	—	855,870	—	855,870
Depreciation and amortization	—	4,152	291,269	—	295,421
General and administrative	50	37,705	78,492	(4,106)	112,141
Loss on sale of a business	—	35,027	—	—	35,027
(Gains) losses on sales of property and equipment, net	—	(229)	14,885	—	14,656
Impairment of goodwill	—	—	27,434	—	27,434
Impairments and other	—	—	18,632	—	18,632

Total Operating Expenses	50	76,655	1,286,582	(4,106)	1,359,181

Operating Loss	(50)	(76,652)	(151,235)	—	(227,937)

Other (Expense) Income:
Interest expense	(31,626)	(67,641)	—	—	(99,267)
Gains on early extinguishment of debt	18,061	—	—	—	18,061
Loss and impairment from equity investee	—	—	(7,928)	—	(7,928)
Other income	—	771	2,281	—	3,052
Equity in net earnings of subsidiary	(212,094)	(115,690)	—	327,784	—

Total Other Expense	(225,659)	(182,560)	(5,647)	327,784	(86,082)

Loss Before Income Taxes	(225,709)	(259,212)	(156,882)	327,784	(314,019)
Income Tax Benefit	(4,318)	(47,118)	(41,192)	—	(92,628)

Net Loss	$(221,391)	$(212,094)	$(115,690)	$327,784	$(221,391)

SEVENTY SEVEN ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

(in thousands)

	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Revenues	$—	$3,531	$2,080,812	$(3,451)	$2,080,892
Operating Expenses:
Operating costs	—	4,652	1,580,974	(5,273)	1,580,353
Depreciation and amortization	—	218	292,694	—	292,912
General and administrative	166	78,175	29,798	—	108,139
Losses (gains) on sales of property and equipment, net	—	6	(6,278)	—	(6,272)
Impairments and other	—	—	30,764	—	30,764

Total Operating Expenses	166	83,051	1,927,952	(5,273)	2,005,896

Operating (Loss) Income	(166)	(79,520)	152,860	1,822	74,996

Other (Expense) Income:
Interest expense	(17,168)	(62,566)	—	—	(79,734)
Loss and impairment from equity investee	—	—	(6,094)	—	(6,094)
Other (expense) income	—	(216)	880	—	664
Equity in net earnings of subsidiary	2,656	90,446	—	(93,102)	—

Total Other (Expense) Income	(14,512)	27,664	(5,214)	(93,102)	(85,164)

(Loss) Income Before Income Taxes	(14,678)	(51,856)	147,646	(91,280)	(10,168)
Income Tax (Benefit) Expense	(6,699)	(53,382)	57,200	692	(2,189)

Net (Loss) Income	$(7,979)	$1,526	$90,446	$(91,972)	$(7,979)

SEVENTY SEVEN ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

(in thousands)

	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:
Revenues	$—	$8,011	$2,187,966	$(7,772)	$2,188,205
Operating Expenses:
Operating costs	—	9,513	1,717,235	(9,039)	1,717,709
Depreciation and amortization	—	27	289,564	—	289,591
General and administrative	—	20,506	59,848	—	80,354
Gains on sales of property and equipment, net	—	—	(2,629)	—	(2,629)
Impairments and other	—	—	74,762	—	74,762

Total Operating Expenses	—	30,046	2,138,780	(9,039)	2,159,787

Operating (Loss) Income	—	(22,035)	49,186	1,267	28,418

Other (Expense) Income:
Interest expense	—	(56,786)	—	—	(56,786)
Loss from equity investees	—	—	(958)	—	(958)
Other income	—	—	1,758	—	1,758
Equity in net earnings of subsidiary	(18,948)	29,334	—	(10,386)	—

Total Other (Expense) Income	(18,948)	(27,452)	800	(10,386)	(55,986)

(Loss) Income Before Income Taxes	(18,948)	(49,487)	49,986	(9,119)	(27,568)
Income Tax Expense (Benefit)	787	(29,752)	21,439	(307)	(7,833)

Net (Loss) Income	$(19,735)	$(19,735)	$28,547	$(8,812)	$(19,735)

SEVENTY SEVEN ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

(in thousands)

	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities:	$(34,133)	$155,945	$506,502	$(344,208)	$284,106

Cash Flows From Investing Activities:
Additions to property and equipment	—	(11,668)	(194,038)	—	(205,706)
Proceeds from sale of assets	—	(624)	28,319	—	27,695
Proceeds from sale of a business	—	15,000	—	—	15,000
Additions to investments	—	—	(113)	—	(113)
Distributions from affiliates	65,407	—	—	(65,407)	—
Other	—	—	3,457	—	3,457

Net cash provided by (used in) investing activities	65,407	2,708	(162,375)	(65,407)	(159,667)

Cash Flows From Financing Activities:
Borrowings from revolving credit facility	—	160,100	—	—	160,100
Payments on revolving credit facility	—	(210,600)	—	—	(210,600)
Payments to extinguish senior notes	(31,305)	—	—	—	(31,305)
Proceeds from issuance of term loan, net of issuance costs	—	94,481	—	—	94,481
Payments on term loans	—	(4,750)	—	—	(4,750)
Deferred financing costs	—	(784)	—	—	(784)
Contributions to (distributions from) affiliates	—	(65,407)	(344,208)	409,615	—
Other	—	(1,824)	—	—	(1,824)

Net cash used in financing activities	(31,305)	(28,784)	(344,208)	409,615	5,318

Net (decrease) increase in cash	(31)	129,869	(81)	—	129,757
Cash, beginning of period	77	733	81	—	891

Cash, end of period	$46	$130,602	$—	$—	$130,648

SEVENTY SEVEN ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

(in thousands)

	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities:	$53,039	$(59,411)	$363,855	$(92,187)	$265,296

Cash Flows From Investing Activities:
Additions to property and equipment	—	(17,888)	(439,730)	—	(457,618)
Proceeds from sale of assets	—	—	88,556	—	88,556
Additions to investments	—	—	(675)	—	(675)
Contributions to affiliates	(119,711)	(38,218)	—	157,929	—
Other	—	—	2,091	—	2,091
Cash used in investing activities	(119,711)	(56,106)	(349,758)	157,929	(367,646)
Cash Flows From Financing Activities:
Borrowings from revolving credit facility	—	1,201,400	—	—	1,201,400
Payments on revolving credit facility	—	(1,555,900)	—	—	(1,555,900)
Proceeds from issuance of senior notes, net of offering costs	493,825	—	—	—	493,825
Proceeds from issuance of term loan, net of issuance costs	—	393,879	—	—	393,879
Payments on term loan	—	(2,000)	—	—	(2,000)
Deferred financing costs	(1,032)	(2,565)	—	—	(3,597)
Distributions to CHK	(422,839)	—	—	—	(422,839)
Contributions from (distributions to) affiliates	—	79,823	(14,081)	(65,742)	—
Other	(3,205)	—	—	—	(3,205)

Net cash provided by (used in) financing activities	66,749	114,637	(14,081)	(65,742)	101,563

Net increase (decrease) in cash	77	(880)	16	—	(787)
Cash, beginning of period	—	1,613	65	—	1,678

Cash, end of period	$77	$733	$81	$—	$891

SEVENTY SEVEN ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

(in thousands)

	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities:	$—	$13,766	$404,170	$(80,865)	$337,071

Cash Flows From Investing Activities:
Additions to property and equipment	—	(3,103)	(346,703)	—	(349,806)
Proceeds from sale of assets	—	—	50,602	—	50,602
Proceeds from sale of investment	—	—	2,790	—	2,790
Additions to investments	—	—	(431)	—	(431)
Other	—	—	28	—	28

Cash used in investing activities	—	(3,103)	(293,714)	—	(296,817)

Cash Flows From Financing Activities:
Borrowings from revolving credit facility	—	1,216,900	—	—	1,216,900
Payments on revolving credit facility	—	(1,230,100)	—	—	(1,230,100)
Distributions to affiliates	—	—	(110,755)	80,865	(29,890)
Other	—	3,287	—	—	3,287

Net cash used in financing activities	—	(9,913)	(110,755)	80,865	(39,803)

Net increase (decrease) in cash	—	750	(299)	—	451
Cash, beginning of period	—	863	364	—	1,227

Cash, end of period	$—	$1,613	$65	$—	$1,678

SEVENTY SEVEN ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

17.	Quarterly Financial Data (unaudited)

Summarized unaudited quarterly financial data for 2015 and 2014 are as follows:

	Quarters Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
	(in thousands)
Revenues	$429,787	$295,128	$213,541	$192,788
Operating loss (a)	$(31,193)	$(104,645)	$(46,281)	$(45,818)
Net loss(a)	$(37,601)	$(74,670)	$(48,530)	$(60,590)
Loss per share(d):
Basic	$(0.78)	$(1.51)	$(0.95)	$(1.18)
Diluted	$(0.78)	$(1.51)	$(0.95)	$(1.18)

	Quarters Ended
	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
	(in thousands)
Revenues	$509,710	$549,466	$526,773	$494,943
Operating (loss) income(b)	$(14,016)	$57,475	$19,852	$11,685
Net (loss) income(b)	$(18,557)	$21,710	$(1,770)	$(9,362)
(Loss) earnings per share(c)(d):
Basic	$(0.40)	$0.46	$(0.04)	$(0.20)
Diluted	$(0.40)	$0.46	$(0.04)	$(0.20)

(a)	Includes $35.0 million of loss on sale of a business for the quarter ended June 30, 2015, $27.4 million of impairment of goodwill for the quarter ended December 31, 2015 and $1.9 million, $1.6 million, $8.8 million and $6.3 million of impairments and other for the quarters ended December 31, 2015, September 30, 2015, June 30, 2015 and March 31, 2015, respectively.
(b)	Includes a non-recurring credit of $10.5 million for the quarter ended June 30, 2014 as a result of the cancellation of the unvested CHK restricted stock and stock option awards and $7.8 million, $3.2 million and $19.8 million of impairments and other for the quarters ended September 30, 2014, June 30, 2014 and March 31, 2014, respectively.
(c)	On June 30, 2014 we distributed 46,932,433 shares of our common stock to CHK shareholders in conjunction with the spin-off. For comparative purposes, and to provide a more meaningful calculation for weighted average shares, we have assumed this amount to be outstanding for periods prior to the spin-off.
(d)	The sum of quarterly net income per share may not agree to the total for the year as each period’s computation is based on the weighted average number of common shares outstanding during each period.

18.	Recently Issued and Proposed Accounting Standards

Recently Issued Accounting Standards

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes,” which simplifies the presentation of deferred income taxes by requiring deferred tax liabilities and assets be classified as noncurrent in the balance sheet. ASU 2015-17 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, with early adoption permitted. We do not expect the adoption of this guidance to have a material effect on our consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory,” which changes inventory measured using any method other than LIFO or the retail inventory method (for example, inventory measured using first-in, first-out (FIFO) or average cost) at the lower of cost and net realizable value. ASU 2015-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, with early adoption permitted. We do not expect the adoption of this guidance to have a material effect on our consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements—Going Concern,” which requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be

SEVENTY SEVEN ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

issued when applicable). ASU 2014-15 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, with early application permitted. We do not expect the adoption of this guidance to have a material effect on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)” and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. In August 2015, the FASB deferred the effective date of ASU No. 2014-09 to annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period; the FASB also provided for early adoption for annual reporting periods beginning after December 15, 2016. We are currently evaluating what impact this standard will have on our consolidated financial statements.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.